SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Assured Guaranty Ltd.

(Name of issuer)

Common Shares, par value $0.01 per share

(Title of class of securities)

G0585R 10 6

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

Page 1 of 5 Pages

13G	Page 2 of 5 Pages

CUSIP No. G0585R 10 6
1)	Names of reporting persons: ACE Limited I.R.S. Identification Nos. of Above Persons (entities only): 98-0091805
2)	Check the appropriate box if a member of a group (see instructions) (a) N/A (b) N/A
3)	SEC use only
4)	Citizenship or place of organization: Switzerland
Number of shares beneficially owned by each reporting person with	5)	Sole voting power: 13,020,382 (as of December 31, 2009) 5,624,143 (as of January 31, 2010)
	6)	Shared voting power: None
	7)	Sole dispositive power: 13,020,382 (as of December 31, 2009) 5,624,143 (as of January 31, 2010)
	8)	Shared dispositive power: None
9)	Aggregate amount beneficially owned by each reporting person: 13,020,382 (as of December 31, 2009); 5,624,143 (as of January 31, 2010)
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
11)	Percent of class represented by amount in Row (9): 7.1% as of December 31, 2009; 3.1% as of January 31, 2010[1]
12)	Type of reporting person (see instructions): CO

[1]

This percentage is based on the number of outstanding common shares of the issuer being equal to the sum of (x) 156, 604, 868 Common Shares of the issuer outstanding on November 13, 2009, as reported in the issuer’s Form 10-Q filed November 16, 2009, and (y) 27,512, 600 common shares which the issuer issued on December 4, 2009, as reported in the issuer’s Form 8-K/A filed on December 1, 2009 and in its press release dated December 4, 2009.

CUSIP NO. G0585R 10 6	13G	Page 3 of 5 Pages

Item 1	(a):	Name of Issuer:

Assured Guaranty Ltd.

	(b):	Address of Issuer’s Principal Executive Offices:

30 Woodbourne Avenue Hamilton HM 08 Bermuda

Item 2	(a):	Name of Person Filing: ACE Limited

	(b):	Address of Principal Business Office or, if none, Residence:

Bärengasse 32 Zurich, Switzerland CH-8001

	(c):	Citizenship: Switzerland

	(d):	Title of Class of Securities: Common Shares, par value $0.01 per share

	(e):	CUSIP Number: G0585R 10 6

Item 3:		Not Applicable

Item 4	(a):	Amount Beneficially Owned:

13,020,382 (as of December 31, 2009); 5,624,143 (as of January 31, 2010)

	(b):	Percent of Class: 7.1% as of December 31, 2009; 3.1% as of January 31, 2010[2]

	(c):	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:

13,020,382 (as of December 31, 2009); 5,624,143 (as of January 31, 2010)

(ii) Shared power to vote or direct the vote: None

(iii) Sole power to dispose or direct the disposition of:

13,020,382 (as of December 31, 2009); 5,624,143 (as of January 31, 2010)

(iv) Shared power to dispose or direct the disposition of: None

[2]

This percentage is based on the number of outstanding common shares of the issuer being equal to the sum of (x) 156, 604, 868 common shares of the issuer outstanding on November 13, 2009, as reported in the issuer’s Form 10-Q filed November 16, 2009, and (y) 27,512, 600 common shares which the issuer issued on December 4, 2009, as reported in the issuer’s Form 8-K/A filed on December 1, 2009 and in its press release dated December 4, 2009.

CUSIP NO. G0585R 10 6	13G	Page 4 of 5 Pages

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

ACE Bermuda Insurance Ltd., a wholly owned subsidiary of the filer.

Item 8:	Identification and Classification of Members of the Group: N/A

Item 9:	Notice of Dissolution of Group: N/A

Item 10:	Certifications: N/A

CUSIP NO. G0585R 10 6	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2010	ACE Limited

	By:	/s/ PAUL MEDINI
	Name:	Paul Medini
	Title:	Chief Accounting Officer